Exhibit 99.154

Torque Esports Cease Trade Order - Delay in Filing 2nd Quarter Interim Financial Statements

TORONTO, Ontario, Canada, June 23, 2020 – Torque Esports Corp. (“Torque” or the “Company” (TSX-V: GAME) (OTCQB: MLLLF) announces that trading of its shares on the TSX Venture Exchange will be halted on June 23, 2020. The halt in trading is a result of the delay in filing its 2nd quarter interim financial statements for the six-month period ended February 29, 2020, the related management’s discussion and analysis and certificates of its CEO and CFO (collectively, the “Required Filings”) with Canadian securities regulators. The Company intends to make the Required Filings this week.

In connection with this delay, the Ontario Securities Commission (“OSC”) issued a cease trade order (the “CTO”) against the Company. The Company expects the CTO to affect trading in all securities of the Company by securityholders of the Company. The CTO will remain in effect until such time as the Company has made the Required Filings. Once the Required Filings are made, such filings will constitute the Company’s application to have the CTO revoked and the Company’s common shares will resume trading shortly thereafter as normal.

Until the Required Filings are filed, the Company intends to provide information in accordance with National Policy 12-203 Cease Trade Orders for Continuous Disclosure Defaults.

More About Torque Esports

Torque is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies and providing online interactive technology platforms and monetization services. To date, Torque’s combined companies have clients comprising more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

Torque Esports brands and businesses include UMG, Stream Hatchet, Eden Games, IDEAS + CARS, The-Race.com, WTF1 and Allinsports - for more information visit: www.torqueesport.com; Frankly and its wholly-owned subsidiary Frankly Media LLC, which provides a complete suite of online content and monetization solutions - for more information visit: www.franklymedia.com; and WinView, Inc., a Silicon Valley-based company, a pioneer in mobile gaming and interactive second screen viewing and the owner of a portfolio of foundational patents in the field of interactive media - for more information visit: www.winview.tv.

For more information, visit www.torqueesport.com

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Torque Esports Corp.

Torque Esports: Paul Ryan, paul.ryan@torqueesport.com 678-644-0404, Darren Cox, Co-CEO darren.cox@torqueesport.com, https://torqueesport.com